January 9,  2015

Via EDGAR

United States Securities and Exchange Commission
Washington, DC  20549

ETFS White Metals Basket Trust

File No.: 001-34916

Form 10-K for Fiscal Year ended December 31, 2013

Filed February 28, 2014

Dear Ladies & Gentlemen:

On behalf of the ETFS White Metals Basket Trust (the “Trust”) sponsored by ETF Securities USA LLC (the “Sponsor”), we submit the response below with respect to the staff of the Securities and Exchange Commission (the “Commission”) comment letter dated December 22, 2014 by Mr Kevin Woody.  Our response is informed by telephone conversations between the Commission staff and Mr. Peter Shea of Katten Muchin Rosenman LLP, counsel for the Trust, on January 5 and 6, 2015.

1. Please tell us how you complied with Item 308 of Regulation S-K, or tell us how you determined it was not necessary to include a report of management’s assessment regarding internal control over financing reporting. To the extent that you determine it is appropriate to amend your filing to include such a report, please reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting was erroneously omitted from the Form 10-K for Fiscal Year ended December 31, 2013 (the “2013 Form 10-K”).  We understand from Trust counsel’s discussion with the staff that an amendment to the 2013 Form 10-K is not required as long as we  provided in this response letter Management’s Report on Internal Control over Financial Reporting applicable to the fiscal year ended December 31, 2013 (“Management’s Report”) as well as the current Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures with respect to the Trust (the “Conclusion”) and the reasons for such Conclusion. Management’s Report, the Conclusion and the reasons for the Conclusion are set forth below.

Management’s Report on Internal Control over Financial Reporting

The Sponsor’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). The Trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Trust’s assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Trust’s receipts and expenditures are being made only in accordance with appropriate authorizations; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Trust’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and Chief Financial Officer of the Sponsor assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2013. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992).  Their assessment included an evaluation of the design of the Trust’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting.  Based on their assessment and those criteria, the Chief Executive Officer and Chief Financial Officer of the Sponsor concluded that the Trust maintained effective internal control over financial reporting as of December 31, 2013.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Trust maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer of the Sponsor, and to the audit committee, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer of the Sponsor, the Sponsor conducted an evaluation of the Trusts disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer of the Sponsor concluded that, as of December 31, 2013, the Trust’s disclosure controls and procedures remain effective because they appropriately address relevant form reporting requirements and designate responsible persons having access to sufficient support to implement these controls and procedures.

On behalf of the Trust, we submit the following acknowledgements and representations:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments on questions about the foregoing, please do not hesitate to contact me at (011) 44-1534-825-507.

Very truly yours,

/s/  Joseph Roxburgh
Joseph Roxburgh
Chief Financial Officer and Treasurer

cc:Graham Tuckwell, Chief Executive Officer

Peter Shea, Partner, Katten Muchin Rosenman LLP

Lori Bianchine, Partner, Deloitte LLP

Kevin Woody, Accounting Branch Chief

Jennifer Monick, Senior Staff Accountant